April 18, 2024

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549
United States

Re:	Eaton Corporation plc
Form 10-K for the Year Ended December 31, 2023
File No. 000-54863

Eaton Corporation plc acknowledges receipt of your comment letter dated April 8, 2024 with respect to the above referenced filing (the “Comment letter”).

The Company respectfully requests an extension of an additional ten business days to respond to the Comment letter in order to permit sufficient time for an internal review of its responses at the appropriate levels in the Company. The Company hereby submits such request and confirms that it will respond to the comments set out in the Comment letter on or before May 6, 2024, which is ten business days from the date by which a response was originally requested. Please add Olivier Leonetti, Chief Financial Officer, (Olivierleonetti@eaton.com) as the primary contact on this matter going forward.

Yours sincerely,

Eaton Corporation plc

By:	/s/ Lizbeth Wright
Lizbeth Wright
Counsel

cc:	Olivier Leonetti Megan Akst, Securities and Exchange Commission (AkstM@sec.gov)